Exhibit 1.01

Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

CANTEL MEDICAL CORP.

Conflict Minerals Report

For the reporting period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report (the “Report”) for Cantel Medical Corp. and its subsidiaries (collectively, “Cantel,” “us,” “we,” “our,” and the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”) for the reporting period from January 1, 2016 to December 31, 2016 (the “Reporting Period”).

The Rule requires companies to disclose certain information regarding the products that they manufacture, or contract to manufacture, when: (a) those products contain one or more of the minerals gold, columbite-tantalite (coltan), cassiterite or wolframite, or their derivatives tantalum, tin and tungsten (the “Conflict Minerals”), excepting Conflict Minerals that, prior to January 31, 2013, were outside of a company’s supply chain; (b) Conflict Minerals are necessary to the functionality or production of those products and (c) the Conflict Minerals present in those products originated in the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).

Introduction

This Report provides a description of the measures that the Company has taken to exercise due diligence with respect to the Conflict Minerals contained in the products that it manufactured (“directly”) or contracted to manufacture (“indirectly”) during the Reporting Period. The objective of the Company’s due diligence measures was to identify the source and chain of custody of the Conflict Minerals used in products manufactured directly or indirectly by the Company during the Reporting Period. In this Report, third parties that supply the Company with raw materials, components or fabricated goods used in our manufacturing process are referred to collectively as “vendors” or “suppliers.”

Description of the Company’s Products Covered by this Report

We have determined that we manufacture, or contract to manufacture, certain products that contain materials or components that incorporate Conflict Minerals (the “Covered Products”), and that such Conflict Minerals are necessary to the functionality or production of the Covered Products.

As further described in this Report, the Company exercised due diligence with respect to the following Covered Products, each of which is categorized below under the subsidiary responsible for its direct or indirect manufacturing:

Crosstex International, Inc.

•                                              Incubators

Mar Cor Purification, Inc.

•                                              Cleaners & disinfectants

•                                              Conditioning equipment, filters & membranes

•                                              Process controls

•                                              Process pipe & fittings

•                                              Pumps

•                                              Reverse osmosis equipment

•                                              Storage tanks & accessories

•                                              Valves

Medivators Inc.

•                                              Endoscope reprocessing products

•                                              Endoscopy procedure products

•                                              Renal systems & products

•                                              Therapeutic technologies products

•                                              REVOX® sterilization products

•                                              BIOREDOXsm decontamination products

•                                              Infection prevention products

•                                              Custom development products, based on the product categories described above

SPS Medical Supply Corp.

•                                              Incubators

Summary of Findings of the Due Diligence Process

The Company does not source Conflict Minerals directly from mines, refiners or smelters. Based on the results of the Company’s due diligence efforts, the Company is unable to determine definitively the countries of origin or the conflict status of all Conflict Minerals used or contained in the Covered Products. The Company did not receive any responses or indicia that would support the conclusion that the Conflict Minerals used in the Covered Products both originated in the Covered Countries and directly or indirectly financed or benefited armed groups in the Covered Countries.  The term “armed group” has the meaning contained in the Rule.

Design of the Company’s Due Diligence Measures

In exercising due diligence on the source and chain of custody of the Conflict Minerals, the Company conformed its due diligence efforts with the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company has also adopted a policy relating to the use of Conflict Minerals (the “Policy”). The Policy states that:

•                                                We will evaluate our relationships with our suppliers on an ongoing basis regarding compliance with the Policy;

•                                                We expect that our suppliers will (i) source their materials from socially responsible suppliers, (ii) assist us in our compliance with the Securities and Exchange Commission (the “SEC”) rules relating to Conflict Minerals and provide us with all necessary representations, declarations or certifications in furtherance of such compliance, (iii) undertake reasonable due diligence within their supply chains to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems preventing the use of Conflict Minerals or derivative sources from mines that directly or indirectly finance armed groups through mining in the Covered Countries and (iv) pass these requirements along to their suppliers through the supply chain and require them to do the same;

•                                                We reserve the right to perform follow-up due diligence, including to request additional documentation or information from our suppliers, regarding the aforementioned information requests; and

•                                                We will review and evaluate our ongoing relationship with suppliers that do not comply with our requirements as expressed in the Policy.

The Policy is available at www.cantelmedical.com/conflict-minerals-policy.

The Company does not source Conflict Minerals directly from mines, refineries or smelters.  The Company’s supply chain with respect to the Covered Products is complex, as there are many third parties in the supply chain between the Company’s use or incorporation of the Covered Products and the original sources of Conflict Minerals. The Company must rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products.  The Company has taken the following steps to identify the applicable smelters and refiners of Conflict Minerals in its supply chain and to elicit relevant information from them regarding Conflict Minerals.

The Company’s Due Diligence Process

Below is an outline of the Company’s due diligence process, following the OECD Guidance.

1.              Establish Strong Company Management Systems. The Company communicates its Policy internally to its sourcing teams, to selected suppliers and posts it on its website.  The Company established a dedicated internal team that was responsible for addressing the Company’s compliance with the Rule, including educating appropriate personnel on the parameters of the Rule, OECD Guidance and the Company’s attendant obligations.  This team included representatives and subject matter experts from the Company’s compliance, legal, finance, audit as well as materials and supply chain management departments.  The Company also engaged appropriate third-party advisors to assist in compliance efforts.

2.              Identify and Assess Risks in the Supply Chain. The Company conducted an internal review of all products that it purchased and manufactured, and identified any such products that the Company believed to contain or potentially contain Conflict Minerals.  The Company identified applicable suppliers that provide materials or components containing or potentially containing Conflict Minerals (each, an “In-Scope Supplier”), and attempted to send a Conflict Minerals Reporting Template (the “CMRT”), a list of applicable materials or components and other pertinent educational and informational materials to 100% of such In-Scope Suppliers. The Company requested that In-Scope Suppliers (i) certify whether any of the materials or components they supply to the Company may contain Conflict Minerals, and (ii) (A) if so, whether such Conflict Minerals originate from scrap or recycled materials, and (B) if not, whether such Conflict Minerals originate from the Covered Countries. This process required the Company to (i) maintain open lines of communication with In-Scope Suppliers; (ii) provide information to In-Scope Suppliers regarding the Rule and the Company’s responsibilities thereunder; (iii) request information from In-Scope Suppliers, in writing, pursuant to OECD Guidance, regarding the presence of Conflict Minerals in the materials or components that they supply to the Company as well as the country of origin of any such Conflict Minerals; (iv) respond to information requests from In-Scope Suppliers; (v) record responses from In-Scope Suppliers to information requests and (vi) request follow-up information from responsive In-Scope Suppliers, in the case of any change of status or the gathering of any additional, pertinent information.  Upon review of the results of the Company’s reasonable country of origin inquiry (“RCOI”), our dedicated internal team conducted due diligence efforts for the Covered Products described above. The internal team followed up with those In-Scope Suppliers that (i) were unresponsive to our initial RCOI or (ii) provided a response that failed to provide sufficient information on which the Company could reasonably rely on to determine the conflict status of the materials and components supplied by the In-Scope Supplier, that were used in the Covered Products. This follow-up included requests for additional information relating to the Rule, including greater specificity regarding the In-Scope Supplier’s materials and components.  Ultimately, the Company received responses from 69% of In-Scope Suppliers. To improve the response rate from In-Scope Suppliers, the internal team sent additional reminders for this Reporting Period. We note that we received responses that were incomplete and/or appeared to contain inaccurate information. If an In-Scope Supplier indicated that they sourced Conflict Minerals from the Covered Countries, we reviewed their responses to attempt to confirm the accuracy of their claims.

3.              Design and Implement a Strategy to Respond to Identified Risks. Findings of the RCOI and due diligence efforts, including any identified risks, were gathered, documented and reviewed by the Company’s internal team. These findings, as well as the Policy, were reviewed further with Company management.  The Company’s dedicated internal team also focused on maintaining open lines of communication with In-Scope Suppliers and received and recorded information that changed throughout the course of its RCOI and due diligence processes in an effort to continue to respond to any perceived risks.  For the Reporting Period, the Company found no instances where it was necessary to find replacement sources of supply or terminate a supplier relationship. The Company will continue to review its supply chain on an annual basis, as required by the Rule. The internal team will determine any appropriate actions to mitigate risks, including finding alternate sources of supply or evaluating existing supplier relationships, as appropriate.

4.              Carry Out Independent Third-Party Audit of Supply Chain. Based on the Company’s position in the supply chain, the Company does not conduct or commission independent third-party audits of the smelters and refiners from which our vendors source Conflict Minerals.

5.              Report on Supply Chain Due Diligence. With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is available at www.cantelmedical.com/conflict-minerals-disclosure-16.

Based on the information provided by vendors for the Reporting Period, including the results of the above-described due diligence efforts, the Company does not have the basis for a reasonable determination as to the specific origin of all the Conflict Minerals used in the Covered Products.  However, the responses the Company has received for the Reporting Period have:

•                                              Identified that some Conflict Minerals used in the Covered Products came from recycled or scrap sources; and

•                                              Not identified, to the Company’s knowledge, that any Conflict Minerals contained in the Covered Products have benefited or financed, directly or indirectly, armed groups in any of the Covered Countries.

The Company continues its efforts to determine country of origin information with our In-Scope Suppliers, and has reported on its due diligence efforts in this Report.

Steps Taken to Mitigate Risk

In the past year, the Company took the following steps, among others, to refine and improve its due diligence measures and to further mitigate the risk that the Conflict Minerals incorporated into the Covered Products may directly or indirectly finance armed groups in the Covered Countries.

•                                              Maintained and evaluated the Policy regarding the use of Conflict Minerals in the materials or components supplied to the Company;

•                                              Adopted management processes for ensuring that risks are adequately managed, which includes a process flow sheet and procedures to ensure continuity of risk management;

•                                              Refined internal systems to support supply chain due diligence, including assigning responsibility for the process to the Company’s Chief Compliance Officer, as well as ensuring the availability of internal resources and implementing “up the chain” communication processes;

•                                              Maintained the Company’s company-wide grievance mechanism, which is currently in place; and

•                                              Requested responses through the CMRT, so as to encourage a higher response rate by simplifying the response process and providing an easily recognized response format.

The Company expects to take the following steps, among others, to continue to refine and improve its due diligence measures and to further mitigate the risk that the Conflict Minerals utilized by the Company in its direct or indirect manufacturing processes may directly or indirectly finance armed groups in the Covered Countries.

•                                              Evaluate and update, as appropriate, the Company’s Policy addressing the use of Conflict Minerals in the materials and components supplied to the Company;

•                                              Evaluate and update, as appropriate, management processes for ensuring risks are adequately managed;

•                                              Evaluate and update, as appropriate, internal systems to support supply chain due diligence, including ensuring availability of resources and implementing “up the chain” communication processes;

•                                              Improve product-specific information provided to suppliers, based on feedback provided to us this year during our due diligence process, so as to further improve the identification and response process for our suppliers; and

•                                              Improve engagement with suppliers that provide incomplete responses to identify smelters and refiners in our supply chain.

Independent Audit Report

The Company was not required to obtain an independent private sector audit of this Conflict Minerals Report for the Reporting Period.

Smelter and Refiner Locations

The Company has collected, organized and analyzed all information relating to Conflict Minerals that was submitted to us by our In-Scope Suppliers. The Company does not directly source Conflict Minerals from mines, smelters or refiners. As a result, the Company must rely on responses from its In-Scope Suppliers to determine the source of any Conflict Minerals present in its supply chain. Many of such In-Scope Suppliers must similarly engage in Conflict Minerals-related due diligence on their own suppliers.

We requested that In-Scope Suppliers use the CMRT to respond to our Conflict Minerals due diligence request, and most In-Scope Suppliers elected to do so. The majority of such respondents provided company, division or business unit level responses to the CMRT, and not product level responses. As a result, the Company was unable to determine the specific source for any of the Conflict Minerals present in the Covered Products provided to it by such In-Scope Suppliers. The remainder of such respondents provided product level responses to the CMRT. Many of such In-Scope Suppliers did not provide an accompanying list of smelters or refiners from which they sourced the Conflict Minerals present in the Covered Products that they supplied to us. The Company only considered an In-Scope Supplier’s smelter and refiner list complete if it was provided in an Excel-formatted CMRT form (“Validated CMRT”). Therefore, despite the Company’s efforts to investigate and identify the exact source of the Conflict Minerals present in our supply chain, any conclusions regarding sourcing may still be incomplete or inaccurate.

The smelters and refiners that were included in the product level, Validated CMRT forms completed by our In-Scope Suppliers, which, in the Declarations section of their CMRT, stated that they utilize Conflict Minerals in their manufacturing process, are located in the following countries. Country location is based solely on information provided by suppliers, without independent verification by us. For the reasons listed above, this information may not be exhaustive.

Gold:  Australia, Austria, Belgium, Brazil, Canada, Chile, China, Germany, Hong Kong, India, Indonesia, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Netherlands, New Zealand, Philippines, Russian Federation, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, United States, Uzbekistan and Zimbabwe.

Tantalum: Austria, Brazil, China, Estonia, Germany, India, Japan, Kazakhstan, Mexico, Russian Federation, South Africa, Thailand and United States.

Tin: Belgium, Bolivia, Brazil, Canada, China, Germany, Indonesia, Japan, Malaysia, Peru, Philippines, Poland, Russian Federation, Rwanda*, South Korea, Spain, Taiwan, Thailand, United Kingdom, United States and Vietnam.

Tungsten: Austria, Belgium, Canada, China, Germany, Japan, Russian Federation, Taiwan, United States and Vietnam.

*To our knowledge, two of our In-Scope Suppliers source tin from Phoenix Metal Ltd (“Phoenix”), which is located in Karuruma/Kigali in Rwanda. Phoenix is listed as a current member of the International Tin Supply Chain Initiative (“iTSCi”), as of May 2017. Phoenix has a Due Diligence Policy on its website relating to the sourcing of Conflict Minerals.  The Company has not found any indicia that would support the conclusion that any such Conflict Minerals used in the Covered Products both originated in the Covered Countries and directly or indirectly financed or benefited armed groups in the Covered Countries.

Cautionary Statement about Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements relating to our future plans, additional steps that we intend to take to mitigate risk that our necessary Conflict Minerals benefit armed groups, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants source responsibly, and (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.